Giovanni Caruso
Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943

	gcaruso@loeb.com

Via Edgar

November 5, 2024

Howard Efron

Wilson Lee

Ronald (Ron) E. Alper

Dorrie Yale

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	A SPAC III Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed October 25, 2024 File No. 333-282428

Dear Mr. Howard, Mr. Wilson, Mr. Ronald and Ms. Dorrie :

On behalf of our client, A SPAC III Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated November 5, 2024 (the “Staff’s Letter”) regarding the Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

November 5, 2024 Page 2

Registration Statement on Form S-1

Exhibits

1.	We refer to the form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2, and note that Section 24.2 provides that the failure to consummate an initial business combination within 18 months (to the extent extended) will trigger an "automatic redemption" of the public shares. Please revise your disclosures as appropriate to disclose the automatic redemption.

Response: In response to the Staff’s comment, the Company has revised the form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2 of the Amended Registration Statement to remove the reference to an “automatic redemption”. Although the Memorandum and Articles used the term “automatic”, the process was not automatic, and the board would still need to take action to effect the redemption process. Therefore, the Company thought it was appropriate to revise the Memorandum and Articles to remove the potentially misleading term “automatic”.

2.	We refer to the revised opinion filed in response to prior comment 2. However, we note that assumptions 5 and 6 in Schedule 2 of the opinion continue to make assumptions regarding material facts that underlie the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company’s BVI counsel has revised its opinion, filed as Exhibit 5.1 of the Amended Registration Statement.

3.	We note your revised disclosures in certain places that you are not required to obtain a fairness opinion in any circumstances other than if the proposed target business is affiliated with your officers, directors or existing holders. However, in other parts of your prospectus, you also indicate that a fairness opinion will be obtained if the board cannot independently determine the fair market value of the target business or businesses. For example, you state on page 16 that if the board cannot independently determine the fair market value of the target business, you "would" obtain such an opinion, and that you are "not required to obtain such an opinion" in contexts other than these two situations. Please revise to reconcile, or otherwise clarify, your disclosures throughout.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 8, 9, 13, 14, 16, 47, 49, 124, 125, 126, 131, 160, and 166 of the Amended Registration Statement.

November 5, 2024 Page 3

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner